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BRADFORD BANCORP INC.
6910 YORK ROAD
BALTIMORE, MARYLAND 21212


                                                                   July 19, 2007



Edwin Adames
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549

                   Re:   Bradford Bancorp, Inc.
                         Form S-1
                         Filed June 13, 2007
                         File No. 333-143696
                         Comment Letter dated July 13, 2007

Dear Mr. Adames:

         Thank you for the opportunity to present our views on the appropriate accounting treatment for the business combinations involving the registrant, Bradford Bancorp, Inc. and the two mutual institutions.

         We have reproduced your comment No. 40 from your letter dated July 13, 2007 below:


                We refer to the agreement to merge with the mutual institutions Golden Prague Federal Savings and Loan Association and Senator Bank that are expected to close in June 2007. We also refer to the following related disclosure in the "Pro Forma Data" section on pages 34 to 57:

         o The third paragraph on page 35 states that the March 31, 2007 and December 31, 2006 pro forma balance sheets include the estimated purchase accounting and merger adjustments related to these two mergers.

         o The application of purchase accounting to these two mergers is disclosed in footnotes (1) to the various pro forma balance sheets as of March 31, 2007 and December 31, 2006 at the minimum and maximum offering ranges and in footnotes (1) to the various income statements for the three months ended March 31, 2007 and the year ended December 31, 2007 at the minimum and maximum offering ranges.

                Please revise the notes to the financial statements as of March 31, 2007 and the pro forma financial statements as well as all related disclosures throughout the filing to record the mergers of these two mutual institutions on a "similar to a pooling of interests" basis. Refer to paragraph 60 of SFAS No. 141 that scopes out the combination of two or more mutual enterprises from the purchase accounting requirements of SFAS No. 141 until interpretive guidance related to these transactions is issued by the FASB.


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Edwin Adames                             2                         July 19, 2007
United States Securities and Exchange Commission


         Our interpretation of paragraph 60 of SFAS No. 141 is that it merely scopes the combination of two or more mutual enterprises out of SFAS No. 141's definition of how to apply purchase accounting. This causes an entity scoped out of SFAS No. 141 to use APB No. 16 (and its related guidance) to evaluate a business combination. APB No. 16 allows both purchase accounting and pooling of interests for business combinations. As such, we have accounted for the acquisition of the mutual enterprises using APB No. 16 authoritative methodology. Our interpretation is supported by the following:

     1. Paragraph 60 of SFAS No. 141 also states that purchase accounting as defined in SFAS 141 will not be effective for the combination of two or more mutual enterprises until interpretive guidance has been issued. This statement does not prohibit the application of purchase accounting described under APB No. 16, "Business Combinations".

     2. The FASB's Project Update issued June 30, 2005 regarding Combinations Between Mutual Entities provided the following guidance:

              Paragraph 60 of Statement 141 states that Statement 141 is not effective for combinations between two or more mutual enterprises until interpretive guidance is issued. As of this time that guidance has not been issued. Therefore, APB Opinion 16 and related interpretative guidance (including, but not limited to, FASB Interpretations of Opinion 16 and AICPA Audit and Accounting Guides) should continue to be applied until further guidance is issued. The tentative decisions reached in this project are included in the Exposure Draft for the Business Combinations: Applying the Acquisition Method project, which the Board published on June 30, 2005.

     3. Under the heading "The Effective Date of this Statement" in SFAS No. 141, it explicitly states that SFAS No. 141 does not apply to the combination of two or more mutual enterprises. Therefore, no statement or guidance within SFAS No. 141 affects the combination of mutual enterprises.

     4. The FASB Exposure Draft ("ED") for Business Combinations dated June 30, 2005 requires mutuals to apply purchase accounting. While the ED is not yet authoritative, we consider it to be further interpretive guidance that using purchase accounting (under APB No. 16) is in line with the FASB's most recent indications.

     5. Paragraph 19 of SFAS No. 72 discusses industry practice of applying both purchase and pooling treatment in mergers involving mutuals and states that the "majority of mutual mergers have been accounted for using the purchase method.

     6. Purchase treatment represents "fair value" accounting; following the trend for the most recent accounting pronouncements.

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Edwin Adames                            3                          July 19, 2007
United States Securities and Exchange Commission


     7. Pooling has been prohibited for almost all business combinations since June 2001. We are concerned if investors still comprehend pooling treatment.

     8.  Neither mutual entity individually meets the 20% significance test.

     9. We believe that investors may find the application of pooling for the mutual entities and purchase accounting for the Patapsco transaction unnecessarily confusing.

    10. The application of pooling would necessitate the "restatement" of Bradford Bank MHC's historical financial information for the "stub period" ended March 31, 2007 and for the three years ended December 31, 2006. Accurate accounting records and personnel from the acquired mutual entities may not be available to accurately reflect the pooling treatment in Bradford Bank MHC's historical financial statements.

    11. Bradford Bank is a stock company and the mutual entities merged into the Bank.

         Based on the aforementioned facts and opinions, we believe that the appropriate accounting treatment is the application of purchase accounting as described in APB No. 16 "Business Combinations".

                                            Sincerely,

                                            /s/ David L. Costello III

                                            David L. Costello III
                                            Executive Vice President &
                                            Chief Financial Officer